

Mail Stop 3720

October 6, 2010

VIA US MAIL AND FAX (734) 424-2624

Peter Klamka
President
Cephus Holding Corp.
2942 North 24th Street
Suite 11-508
Phoenix, AZ 85016

   RE: Cephus Holding Corp.
     Form 8-K filed October 6, 2010
     File No. 0-24835

Dear Mr. Klamka:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Our records indicate that you are registered as Cephus Holding Corp., but you refer to your company as Cephas Holding Corp. in your filing. Please make the appropriate corrections and additionally, include your file number (0-24835) on the cover of your Form 8-K.

2. Per your statement in the first paragraph, Auditor Silberstein Ungar, PLLC "resigned" as Cephas Holding Corp's independent accountant. However, in the fourth paragraph, you referred to their "dismissal." Please revise to correct these inconsistencies and refer to their report for the year ended December 31, 2009, instead of the "years" ended December 31, 2009.

3. Please also amend your Form 8-K to cover the interim period from the date of the last audited financial statements. See Item 304(a)(1)(iv) of Regulation S-K.

4. Additionally, we note your statement in the penultimate paragraph that "Cephas Holding Corp did not consult Silberstein Ungar regarding the application of accounting principles, to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on Cephas Holding Corp's financial statements." Please revise to refer to Peter Messineo, instead of Silberstein Ungar in the foregoing statement in your amended filing.

5. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

   As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   If you have any questions, please call Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365.

Sincerely,

/s/ Larry Spirgel
Assistant Director